1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

May 28, 2013

VIA EDGAR CORRESPONDENCE

Mr. John Grzeskiewicz
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Alpine High Yield Managed Duration Municipal Fund (the “Fund”),
a series of Alpine Income Trust (the “Trust”)
Post-Effective Amendment No. 18 (the “Amendment”)
Securities Act File No. 33-43446
Investment Company Act File No. 811-06444

Dear Mr. Grzeskiewicz:

The Trust filed the Amendment on December 27, 2012 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), with an original scheduled effective date of March 12, 2013.  After making 485BXT filings to delay effectiveness, the Registration Statement will now have an effective date of May 30, 2013.  This letter responds to comments with respect to the Amendment that you provided in a telephone conversation with the undersigned on February 8, 2013.  For your convenience, the substance of those comments has been restated below.  The Trust’s response to each comment is set out immediately under the restated comment.

Fee Table

Comment No. 1:  You asked the Trust to confirm that the Fund does not expect to include acquired fund fees and expenses (“AFFE”) in the Annual fund operating expenses table in the Prospectus because it would amount to less than 0.01% the fiscal year.

Response:  The Trust confirms that the Fund expects that AFFE will be less than 0.01% for the fiscal year.

Comment No. 2:  You asked the Trust to confirm whether the AFFE would be excluded from the expense limitations set forth in Footnote 2 to the Annual fund operating expenses table in the Prospectus.

New York    Washington    Paris    London    Milan    Rome    Frankfurt    Brussels

in alliance with Dickson Minto W.S., London and Edinburgh

Response:  The Trust confirms that the AFFE will be excluded from the expense limitations set forth in the footnote and has revised the disclosure to so indicate.

Comment No. 3:  You asked the Trust to include disclosure with respect to the recoupment of fee waivers and/or expense reimbursements to Footnote 2 to the Annual fund operating expenses table in the Prospectus.

Response:  The Trust will add the following disclosure to the Footnote, as disclosed in the Statutory Prospectus:

“The Adviser may recapture amounts waived and/or reimbursed to a class if such recapture occurs within three years of the waiver and/or reimbursement and does not cause the total annual fund operating expenses of the Fund for any year to exceed the limits described above.”

Comment No. 4:  You noted that the Fund’s Prospectus includes disclosure on the use of leverage.  You asked the Trust to include “Interest Expense” (based on interest on borrowings) as a line item to the Annual fund operating expenses table with an estimated amount for the fiscal year.

Response:  The interest expense based on borrowings is not currently expected to be 0.01% or more and therefore will not be included as a line item to the Annual fund operating expenses table.

Principal Investment Strategies

Comment No. 5:  You asked the Trust to confirm whether the Fund intends to invest in derivatives, other than tender option bonds, as a principal investment strategy.  If so, you asked the Trust to expand upon the derivatives disclosure.

Response:  The Trust confirms that the Fund does not intend to invest in derivatives, other than tender option bonds, as a principal investment strategy.

Comment No. 6:  You asked the Trust to include the discussion on securities subject to federal alternative minimum tax that is in the Statutory Prospectus in the Summary Prospectus.

Response:  The Trust has updated the disclosure as requested.

Comment No. 7:  You asked the Trust to include an example of how duration is calculated.

Response:  The following disclosure has been added as requested:

“Duration measures the sensitivity of bond prices to changes in interest rates. The longer the duration of a bond, the longer it will take to repay the principal and interest obligations and the more sensitive it will be to changes in interest rates. For example, a three-year duration means a bond is expected to decrease in value by approximately 3% if interest rates rise 1% and increase in value by approximately 3% if interest rates fall 1%.”

Comment No. 8:  You asked the Trust to confirm that Fund will not invest in derivatives, other than tender option bonds, as a principal investment strategy.  If the Fund will invest in other types of derivatives, you asked that it be disclosed in the Summary Prospectus.  You noted that the derivatives disclosure should be in accordance with the guidance provided in the letter dated July 30, 2010 to the Investment Company Institute from the staff of the Securities and Exchange Commission regarding Derivatives-Related Disclosures by Investment Companies.

Response:  The Trust confirms that the Fund does not intend to invest in derivatives, other than tender option bonds, as a principal investment strategy.  See Comment 5 above.  The Trust is familiar with the above-referenced letter.  The Trust believes that its derivatives-related disclosure is appropriate.

More on the Fund’s Investment Strategies

Comment No. 9:  You asked that the risk disclosures in the section of the Prospectus titled “More on the Fund’s Investment Strategies” be updated so that it is not just duplicative of the Summary Prospectus.

Response:  The disclosure has been updated as requested.

Comment No. 10:  You noted derivatives, distressed debt and variable rate demand notes are secondary risks. You asked the Trust to confirm that these secondary risks are indeed secondary risks and not principals risks of the investment strategy.

Response:  The Trust confirms that these risks are secondary risks.

Comment No. 11:  You asked the Trust to include a description of how tender options bonds will be used as a part of the Fund’s principal investment strategies.

Response:   Tender option bonds are created when a holder deposits a tax-exempt or other bonds into a special purpose trust (“TOB trust”).  The TOB trust issues two types of securities: floating rate notes (“floaters” or “TOBs”) and a residual security junior to the floaters (“inverse floaters”).  The Fund intends to purchase variable rate securities issued by TOB trusts.  The disclosure in the prospectus has been updated to reflect the foregoing.

Comment No. 12:  You noted that the description of the Investment Advisory Agreement in the Statutory Prospectus discusses recoupment of fee waivers and/or expense reimbursements.

Response:  Per Comment 3, we will also be adding this disclosure to the Summary Prospectus.

Comment No. 13:  You asked the Trust to confirm that the section of the Prospectus titled “Tools to Combat Frequent Transactions” meets the requirements of Form N-1A and that it accurately describes the Fund’s policies and procedures.

Response:  This disclosure has been updated from the original version.  The Trust confirms that this section accurately describes the Fund’s policies and procedures and that such policies and procedures meet the requirements of Form N-1A.

Statement of Additional Information (SAI)

Comment No. 14:  You asked the Trust to move any risk disclosure that is contained in the SAI that would be material to an investor’s investment decision be moved to the Prospectus.

Response:  The Trust respectfully submits that the current disclosure in the SAI and Prospectus is appropriate.

Comment No. 15:  You asked the Trust to confirm whether or not the Fund is diversified.  If the Fund is non-diversified, the appropriate risk disclosure should be added.

Response:  The Trust confirms that it will be a diversified fund.

Comment No. 16:  You asked whether the Fund could concentrate in any one industry.

Response:  As set forth in its “Municipal Sector Concentration Risk” disclosure, while the Fund does not invest more than 25% of its total assets in a single industry, certain types of municipal securities (such as general obligation, general appropriation, special assessment and special tax bonds) are not considered a part of any “industry” for purposes of this industry concentration policy. Therefore, the Fund may invest more than 25% of its total assets in these types of municipal securities. These types of municipal securities may finance, or pay interest from the revenues of, projects that tend to be impacted in the same way by economic, business or political developments which would increase credit risk.

If you have any questions regarding these responses, please do not hesitate to contact me at (202) 303-1124.

Very truly yours,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

Enclosures

cc:	Matthew K. Breitman, Alpine Woods Capital Investors, LLC
Neesa N. Patel, Esq., Willkie Farr & Gallagher LLP